Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

Headline: Our Definitive Merger Agreement to Welcome AV Homes to Taylor Morrison

Subhead: Learn more about the business we will grow to become once the pending transaction is final later this year.

Byline: Sheryl Palmer

By now I hope you’ve had a chance to read the email sent out early this morning about Taylor Morrison entering into a definitive merger agreement to acquire AV Homes. Of our three 2018 strategic priorities—Strategic Growth, Operational Excellence and a Differentiated Customer experience—the focus area I get the most questions around is growth. Which is why I’m so excited to be able to share more details with you today.

When we looked at M&A as a tactic for smart growth and began assessing other homebuilders we could welcome into our Taylor Morrison family, it became immediately clear that AV Homes was a great choice. Here are a few additional details I didn’t already share in my email this morning that I think you’ll find exciting.

Like us, AV Homes is a public builder operating in five of our key markets with decades of experience serving affordable first-time buyers, first move-up and active-adult consumer groups. In fact, their 55-plus land represents over 50 percent of their overall portfolio, including their award-winning, 4,000 acre community, Solivita, that is well known in the Central Florida region for offering its buyers the perfect balance of outdoor living, comfort and luxury. This extremely successful community is being followed by a sister community of approximately 2,800 acres, Solivita Grande.

And a few other statistics—through this acquisition we’ll increase our lot count by approximately 17,000 lots and our land bank from the four year range to the five year range. We’ll also add roughly 70 active selling communities. This grows our business by roughly 20 percent—a feat not easily accomplished overnight.

As I shared earlier, AV Homes’ complementary footprint and product offerings will help take us deeper into the highly sought-after markets we operate in today, including Orlando, Raleigh, Charlotte, Phoenix and Dallas-Fort Worth, as well as a re-entrance into Jacksonville. And, since AV Homes does not have a wholly owned financial services platform, we expect to see immense benefits through Taylor Morrison Home Funding and our Inspired Title Services organizations, resulting in an enhanced sales process, customer experience and increased mortgage capture rates.

What’s Next?

While we have four acquisitions under our belt already, AV Homes will make history as our largest and the first time we’ve acquired another public company. We expect the transaction to close in late Q3 or early Q4, at which time AV Homes’ communities and team members would officially be welcomed into the Taylor Morrison family.

I’ll close with painting a picture of what our bright future will look like: When Taylor Morrison and AV Homes officially become one later this year, we will operate in eight states, 21 markets with more than 350 active selling communities. And those are truly remarkable numbers.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.